UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagSeguro Digital Ltd.

PagBank

Q3-2024

Consolidated Financial Statements

Unaudited Condensed Consolidated
Interim Financial Statements

November 13, 2024

PagBank
R$ 15.000,00
R$ 100,00
VISA
PagBank

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023

Contents

Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim balance sheet	3
Unaudited condensed consolidated interim statements of income	5
Unaudited condensed consolidated interim statements of comprehensive income	6
Unaudited condensed consolidated interim statement of changes in equity	7
Unaudited condensed consolidated interim statement of cash flows	8
Notes to the unaudited consolidated interim financial statements	9

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
As of September 30, 2024 and December 31, 2023
(All amounts in thousands of reais)

	Note	September 30, 2024	December 31, 2023

Assets

Current assets
Cash and cash equivalents	5	720,106	2,899,060
Financial investments	6	4,838,327	3,308,583
Accounts receivable	7	52,975,902	41,757,204
Receivables from related parties	9	7,470	4,307
Derivative financial instruments	27	18,421	—
Inventories		29,741	33,537
Recoverable taxes	8	594,112	563,305
Other receivables		195,771	162,832
Total current assets		59,379,850	48,728,828

Non-current assets

Accounts receivable	7	2,011,580	1,143,779
Receivables from related parties	9	24,442	27,974
Judicial deposits		69,520	50,992
Recoverable taxes	8	123,318	—
Deferred income tax and social contribution	20	86,953	98,856
Other receivables		81,187	35,584
Property and equipment	11	2,616,113	2,451,011
Intangible assets	12	2,826,518	2,571,069
Total non-current assets		7,839,631	6,379,265

Total assets		67,219,481	55,108,093

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim balance sheet
As of September 30, 2024 and December 31, 2023
(All amounts in thousands of reais)

	Note	September 30, 2024	December 31, 2023

Liabilities and equity
Current Liabilities
Payables to third parties	13	10,820,191	9,965,603
Checking accounts	14	10,512,394	11,382,924
Banking issuances	15	13,295,865	11,365,373
Borrowings	19	2,971,325	189,427
Derivative financial instruments	27	16,445	40,945
Trade payables		606,322	513,920
Payables to related parties	9	85,111	135,478
Salaries and social security charges	16	392,866	345,248
Taxes and contributions	17	237,686	240,671
Provision for contingencies	18	40,685	91,490
Deferred revenue		133,631	128,461
Other liabilities		54,866	32,379
Total current liabilities		39,167,387	34,431,919

Non-current liabilities
Payables to third parties	13	66,712	185,861
Banking issuances	15	10,393,486	4,823,067
Payables to related parties	9	968,975	341,326
Deferred income tax and social contribution	20	1,870,519	1,832,087
Provision for contingencies	18	57,770	5,729
Deferred revenue		19,516	17,724
Other liabilities		232,297	229,695
Total non-current liabilities		13,609,275	7,435,489

Total liabilities		52,776,662	41,867,408

Equity
Share capital	21	26	26
Treasury shares	21	(1,010,939)	(760,317)
Capital reserve	21	6,090,621	6,132,745
Retained earnings	21	9,408,419	7,891,076
Equity valuation adjustments	21	(22,372)	(22,372)
Other comprehensive income	21	(22,936)	(473)
Total equity		14,442,819	13,240,685

Total liabilities and equity		67,219,481	55,108,093

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statements of income
For the three and nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

		Three-month period		Nine-month period
	Note	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Revenue from transaction activities and other services	23	2,259,876	2,269,288	6,941,189	6,586,313
Financial income	23	2,444,778	1,691,273	6,389,858	4,820,449
Other financial income	23	126,838	65,585	363,575	195,028
Total revenue and income		4,831,492	4,026,146	13,694,622	11,601,790

Cost of sales and services	24	(2,455,377)	(2,033,309)	(6,958,232)	(5,888,679)
Selling expenses	24	(486,981)	(378,241)	(1,391,727)	(1,017,591)
Administrative expenses	24	(268,494)	(206,333)	(715,346)	(581,078)
Financial costs	24	(964,335)	(819,937)	(2,654,889)	(2,428,535)
Other income (expenses), net	24	(62,765)	(76,262)	(230,794)	(252,542)
Profit before income taxes		593,540	512,064	1,743,634	1,433,365

Current income tax and social contribution	20	(11,168)	(16,827)	(165,797)	(77,122)
Deferred income tax and social contribution	20	(51,220)	(84,512)	(60,493)	(190,579)
Income tax and social contribution		(62,388)	(101,339)	(226,290)	(267,701)

Net income for the period		531,152	410,725	1,517,344	1,165,664

Basic earnings per common share - R$	22	1.6726	1.2762	4.7737	3.6049
Diluted earnings per common share - R$	22	1.6564	1.2686	4.7215	3.5801

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statements of comprehensive income
For the three and nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais)

	Three-month period		Nine-month period
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Net income for the period	531,152	410,725	1,517,344	1,165,664
Other comprehensive income that may be reclassified to the statement of income in subsequent periods:
Currency translation adjustment	155	40	798	(33)
Gain (loss) on investments designated at fair value through OCI	(34,652)	(84)	(33,951)	267
Gain (loss) on derivative financial instruments through OCI	212	2,114	(1,295)	419
Income tax and social contribution	11,710	(690)	11,984	(233)
Other comprehensive income for the period	508,577	412,105	1,494,880	1,166,084

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Unaudited condensed consolidated interim statement of changes in equity
For the three and nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total equity

On December 31, 2022		26	(475,354)	5,828,754	273,819	6,237,392	(22,372)	(138)	11,842,127

Net income for the period		—	—	—	—	1,165,664	—	—	1,165,664
Currency translation adjustment		—	—	—	—	—	—	(33)	(33)
Loss on financial assets through OCI		—	—	—	—	—	—	(176)	(176)
Gain on derivative Financial Instruments through OCI		—	—	—	—	—	—	277	277
Share based long term incentive plan (LTIP)		—	—	—	109,172	—	—	—	109,172
Acquisition of treasury shares		—	(248,824)	—	—	—	—	—	(248,824)
(LTIP) of treasury shares		—	114,354	—	(114,354)	—	—	—	—
On September 30, 2023		26	(609,824)	5,828,754	268,637	7,403,056	(22,372)	(70)	12,868,207

Net income for the period		—	—	—	—	488,021	—	—	488,021
Currency translation adjustment		—	—	—	—	—	—	89	89
Loss on financial assets through OCI		—	—	—	—	—	—	(382)	(382)
Loss on derivative Financial Instruments through OCI		—	—	—	—	—	—	(109)	(109)
Share based long term incentive plan (LTIP)		—	—	—	35,445	—	—	—	35,445
Acquisition of treasury shares		—	(150,586)	—	—	—	—	—	(150,586)
(LTIP) of treasury shares		—	91	—	(91)	—	—	—	—
On December 31, 2023		26	(760,317)	5,828,754	303,991	7,891,076	(22,372)	(473)	13,240,685

Net income for the period	21	—	—	—	—	1,517,344	—	—	1,517,344
Currency translation adjustment	21	—	—	—	—	—	—	798	798
Loss on financial assets through OCI	21	—	—	—	—	—	—	(22,408)	(22,408)
Loss on derivative Financial Instruments through OCI	21	—	—	—	—	—	—	(853)	(853)
Capital Reserve	21	—	—	(39)	—	—	—	—	(39)
Share based long term incentive plan (LTIP)	21	—	—	—	135,012	—	—	—	135,012
Acquisition of treasury shares	21	—	(427,721)	—	—	—	—	—	(427,721)
(LTIP) of treasury shares	21	—	177,099	—	(177,099)	—	—	—	—
On September 30, 2024		26	(1,010,939)	5,828,715	261,904	9,408,419	(22,372)	(22,936)	14,442,818

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd,
Unaudited condensed consolidated interim statement of cash flows
For the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais)

		Nine-month period
	Note	September 30, 2024	September 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		1,743,634	1,433,365
Expenses (revenues) not affecting cash:
Depreciation and amortization	24	1,175,712	989,477
Total losses	24	335,402	413,463
Accrual of provision for contingencies		21,978	23,385
Share based long term incentive plan (LTIP)		135,013	109,172
Loss on disposal of property, equipment, intangible and investment assets		136,494	207,992
Derivative financial instruments, net		(954)	(2,488)
Interest accrued		667,932	393,056
Other (income) cost, net		2,395	(598)
Changes in operating assets and liabilities
Accounts receivable		(15,646,034)	(4,944,398)
Financial investments (mandatory guarantee)		(1,418,255)	229,461
Inventories		4,058	(12,915)
Recoverable taxes		(56,329)	105,616
Other receivables		(86,080)	(8,115)
Deferred revenue		6,962	(187)
Other liabilities		19,288	2,724
Payables to third parties		739,092	23,098
Checking accounts		(1,013,223)	745,200
Trade payables		92,136	(12,212)
Receivables from (payables to) related parties		533,633	(296,777)
Banking issuances		8,526,200	759,676
Salaries and social charges		47,619	40,057
Taxes and contributions		(56,109)	(24,083)
Provision for contingencies		(26,208)	(11,357)
		(4,115,643)	162,612
Income tax and social contribution paid		(128,677)	(78,553)
Interest income received (paid)		1,428,943	1,750,587
NET CASH USED IN OPERATING ACTIVITIES		(2,815,377)	1,834,646

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions; net of cash acquired		—	(31,313)
Purchases of property and equipment	11	(916,093)	(692,232)
Purchases and development of intangible assets	12	(864,492)	(774,518)
Redemption (Acquisition) of financial investments		232,716	(120,019)
NET CASH USED IN INVESTING ACTIVITIES		(1,547,869)	(1,618,082)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	19	5,398,160	300,000
Payment of borrowings	19	(2,690,360)	(100,000)
Payment of borrowings interest	19	(62,463)	(9,613)
Acquisition of treasury shares	21	(427,721)	(248,824)
Payment of leases	11	(13,716)	(12,606)
Payment of derivative financial instruments		(19,523)	—
NET CASH PROVIDED BY FINANCING ACTIVITIES		2,184,292	(71,043)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(2,178,954)	145,521
Cash and cash equivalents at the beginning of the period	5	2,899,060	1,829,097
Cash and cash equivalents at the end of the period	5	720,106	1,974,618

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

1.General information

PagSeguro Digital Ltd., (“PagSeguro Digital” or the “Company”), is a holding company with its principal executive office located in Cayman Islands, subsidiary of Universo Online S.A. (“UOL”), referred to, together with its subsidiaries, as the “PagSeguro Group”, and was incorporated on July 19, 2017. A total of 99,99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on December 20, 2006, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMBs”).
In January 2023, PagSeguro Biva Serviços Financeiros Ltda., incorporated PagSeguro Biva Correspondente Bancário Ltda and, in July 2023, PagSeguro Instituição de Pagamento S.A. incorporated Registra Seguro S.A.
In July 2023, PagSeguro Brazil acquired 90% of the shares of NetPos Serviços de Informática S.A. (“NetPos”), which together with the 10% of shares previously acquired, resulted in PagsSeguro Brazil owning 100% of the share capital of the Netpos.
In June 2024, PagSeguro Digital acquired 5% of Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”) shares from its subsidiary PagSeguro Brazil, which together with the 15% of FIDC shares previously acquired resulted in PagSeguro Digital owning 20% of the share capital of the fund.
In June 28, 2024, PagSeguro Group constituted an investment fund as a subsidiary of PagSeguro Brazil called Fundo de Investimento em Direitos Creditórios – Pagbank Multiadquirencia (“FIDM”). The objective of this fund is to anticipate third-party assignments in accordance with market operations.
The subsidiaries of PagSeguro Digital are PagSeguro Brazil, PagSeg Participações Ltda. (“PagSeg”), BS Holding Financeira Ltda. (“BS Holding”) and PagSeguro Holding Ltd. (“PSHC”). The PagSeguro Group subsidiaries are as follows:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), FIDC, Wirecard Brazil Instituição de Pagamento S.A. (“MOIP), Concil Inteligência em Conciliação S.A. (“Concil”), NetPos and FIDM.
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), PagSeguro Tecnologia Ltda. (“PagSeguro Tecnologia”), BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros Ltda, (“CDS”), PagSeguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and PagBank Participações Ltda. (“Pag Participações”).
•Pag Participações subsidiaries are Tilix Digital Ltda. (“TILIX”), Yamí Software & Inovação Ltda. (“YAMÍ”) and Zygo Serviços de Tecnologia S.A. (“ZYGO”).
•BS Holding subsidiaries are BancoSeguro S.A. (“BancoSeguro”) and PagInvest CTVM Ltda. (“PagInvest”).
•PSHC subsidiaries are PagSeguro Chile SPA (“PagSeguro Chile), PagSeguro Colombia S.A.S (“PagSeguro Colombia), PSGP México S.A de C.V. (“PSGP Mexico”) and PagSeguro Peru S.A.C. (“PagSeguro Peru”).
These unaudited condensed consolidated interim financial statements include PagSeguro Brazil, PagSeg, , BS Holding, PSHC and corresponding subsidiaries.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

2.Presentation and preparation of the unaudited condensed consolidated interim financial statements and material accounting policies
2.1.    Basis of preparation of the condensed consolidated interim financial information
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board ("IASB®") and the International Financial Reporting Standards ("IFRS®"), disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated interim financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.
These unaudited condensed consolidated interim financial statements as of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023 (“Interim Financial Statements”) were authorized for issuance by the PagSeguro Digital’s Board of Directors on November 11, 2024.
An entity shall include in its interim financial report an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the entity since the end of the last annual reporting period. Information disclosed in relation to those events and transactions shall update the relevant information presented in the most recent annual financial report.
These Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”).
The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for (i) accounts receivable that were classified at amortized cost, for the year ended December 31, 2023 and, for the nine-month period ended September 30, 2024 are partially classified as fair value through other comprehensive income, as detailed in note 7; (ii) the adoption of new and amended IFRS Accounting Standards as set out below.
2.2.    New accounting standards adopted in 2024
The Pagseguro Group has applied the following amendments for the first time from January 1, 2024:
•Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020 and 2022, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity’s expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2024. The implementation did not have material changes in the financial results.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
2.Presentation and preparation of the unaudited condensed consolidated interim financial statements and material accounting policies (continued)
•Amendments to IFRS 16 – The amendments to IFRS 16 specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate. The amendments to IFRS 16 are effective as of January 1, 2024. The implementation did not have material changes in the financial results.
•Amendments to IAS 7 and IFRS 7 – The objective of the amendments to IFRS 7 is to provide information about SFAs that enables investors to assess the effects on an entity’s liabilities, cash flows and the exposure to liquidity risk. The amendments to IAS 7 are effective as of January 1, 2024. The implementation did not have material changes in the financial results.

3.Consolidation of subsidiaries

As of September 30, 2024
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	55,113,188	45,221,288	9,891,900	734,356	99.99	Direct
BS Holding	943,302	134	943,168	108,566	100.00	Direct
Pagseg Participações	2,344,276	871	2,343,405	229,336	99.99	Direct
Pagseguro Holding	10,755	1,698	9,057	(5,831)	99.99	Direct
Pag Participações	450,378	22,580	427,798	19,170	99.99	Indirect
Paginvest Corretora	16,663	29	16,634	658	99.99	Indirect
Net+Phone	648,244	122,785	525,459	110,412	99.99	Indirect
PagSeguro Tecnologia	1,199,283	490,031	709,252	77,512	99.99	Indirect
BCPS	4,925	46	4,879	1,985	100.00	Indirect
BSEC	1,254,329	1,182,230	72,099	27,624	99.99	Indirect
Biva Serviços	462,075	7,165	454,910	9,305	99.99	Indirect
FIDC	5,939,061	711,505	5,227,556	2,820,980	100.00	Indirect
FIDM	61,922	373	61,549	1,588	100.00	Indirect
TILIX	53,553	1,350	52,203	2,915	99.99	Indirect
BancoSeguro	39,491,926	38,587,846	904,080	107,569	100.00	Indirect
Yamí	140,815	560	140,255	6,098	99.99	Indirect
CDS	225,146	4,068	221,078	10,964	99.99	Indirect
ZYGO	225,162	713	224,449	10,675	99.99	Indirect
MOIP	714,308	38,138	676,170	54,005	100.00	Indirect
Concil	338,740	3,406	335,334	21,691	100.00	Indirect
Netpos	6,267	2,005	4,262	2,134	100.00	Indirect
Pagseguro Chile	11,855	7,578	4,277	(2,442)	100.00	Indirect
Pagseguro Colombia	5,599	5,219	380	(157)	100.00	Indirect
PSGP México	2,325	2,695	(370)	(2,414)	100.00	Indirect
Pagseguro Peru	6,179	3,398	2,781	(818)	100.00	Indirect

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
3.Consolidation of subsidiaries (continued)

As of December 31, 2023 (except for net income, that is presented to nine-month period ended September 30, 2023)
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	43,589,543	34,397,103	9,192,440	839,854	99.99	Direct
BS Holding	834,565	225	834,340	34,908	100.00	Direct
Pagseg Participações	2,114,250	871	2,113,379	59,266	99.99	Direct
Pagseguro Holding	4,369	2,351	2,018	(2,300)	99.99	Direct
Pag Participações	430,782	272,154	158,628	2,719	99.99	Indirect
Paginvest Corretora	16,252	276	15,976	687	99.99	Indirect
Net+Phone	536,583	121,535	415,048	51,732	99.99	Indirect
Pagseguro Tecnologia	1,123,363	891,623	231,740	2,219	99.99	Indirect
BCPS	2,247	44	2,203	(44)	99.99	Indirect
BSEC	1,514,756	1,469,978	44,778	22,934	99.99	Indirect
Biva Serviços	146,606	101,001	45,605	2,647	99.99	Indirect
FIDC	5,324,969	728,280	4,596,689	1,642,010	100.00	Indirect
TILIX	51,473	2,185	49,288	3,238	99.99	Indirect
BancoSeguro	30,858,054	30,061,363	796,691	33,839	100.00	Indirect
Yamí	135,126	100,968	34,158	(99)	99.99	Indirect
CDS	210,517	200,403	10,114	(8)	99.99	Indirect
Zygo	215,856	152,082	63,774	(317)	99.99	Indirect
Moip	666,847	544,695	122,152	(19,940)	100.00	Indirect
Concil	317,283	303,640	13,643	2,227	100.00	Indirect
Netpos	5,246	2,837	2,409	1,312	100.00	Indirect
Pagseguro Chile	7,807	8,092	(285)	(771)	100.00	Indirect
Pagseguro Colombia	5,585	5,122	463	(474)	100.00	Indirect
PSGP México	1,590	2,387	(797)	(711)	100.00	Indirect
Pagseguro Peru	2,967	1,330	1,637	(554)	100.00	Indirect
The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2023.

4.Segment reporting
Operating segments are determined based on the information reported and reviewed by the chief operating decision maker (“CODM”). The Board of Directors has been identified as the CODM and is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments, and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 1.9% and 1.3% for the three and nine-month periods ended September 30, 2024 (0.4% and 0.4% for the three and nine-month periods ended September 30, 2023, respectively).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

5.Cash and Cash Equivalents

	September 30, 2024	December 31, 2023
Short-term bank deposits	223,216	2,039,952
Short-term investment	496,890	859,108
	720,106	2,899,060
Cash and Cash Equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with immaterial risk of change in value.
Short-term bank deposits are mainly represented by amounts to cover instant payments (PIX), cash on ATMs and client payments. The decrease is mainly due to reserved amount for PIX coverage during the holidays in the end of 2023.
Short-term investments are mainly represented by deposits with banks with highly liquid investments with original maturities of three-months or less, with an average return of 100% of the CDI (10.65% per year as of September 30, 2024, and 11.65% per year as of December 31, 2023).

6.Financial investments
Consists mainly of investments in LFTs and compulsory reserves deposited in Brazilian Central Bank in the amount of R$4,838,327 as of September 30, 2024 (R$3,308,583 as of December 31, 2023) with an average return of 100% of the CDI (10.65% per year as of September 30, 2024 and 11.65% per year as of December 31, 2023), invested to comply with certain requirements for authorized payments institutions and to support the operations for financial institutions as set forth by the Brazilian Central Bank regulation. The LFTs were classified as fair value through other comprehensive income and compulsory reserve as amortized cost. Unrealized accumulated loss on LFTs as of September 30, 2024 totaled R$72 (gain of R$627, net of taxes, in the nine-month period ended in September 30, 2024).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

7.Accounts receivable
The composition of the accounts receivables are as follows:

	September 30, 2024	December 31, 2023

Card Issuers and Acquirers – Amortized Cost (i)	51,502,650	40,938,386
Card Issuers and Acquirers - FVOCI (i)	471,968	—
Other accounts receivable (ii)	122,117	19,241
Total card issuers, acquirers and others	52,096,735	40,957,627

Payroll Loans, net (iii)	2,297,777	1,317,306
Credit Card Receivables, net (iii)	579,284	578,092
Other Loans, net (iii)	13,686	47,957
Total credit receivables	2,890,747	1,943,355

Total accounts receivable	54,987,482	42,900,983
Current	52,975,902	41,757,204
Non – Current	2,011,580	1,143,779
(i)    Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable is with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment. Acquirers refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. In the Q3 2024, the Company revised its business model by changing the objective for the receivables from Card Issuers and Acquirers from only collect principal and interest to available to sell. Therefore part of receivables, in the amount of R$471,968, changed from amortized cost to fair value thorough other comprehensive income. Unrealized loss in the accounts receivable mark-to-market, net of taxes, in the nine-month period ended September 30, 2024 totaled R$23,035 (R$0 in the nine-month period ended September 30, 2023).
(ii)    Refers to other dispersed receivables from legal obligors.
(iii)    Payroll Loans, Credit Cards receivables and Other Loans are presented net of the ECL (“expected credit losses”) and are measured according to the IFRS 9, using: Exposure at Default (EAD) related to the exposed credit risk at default; Probability of Default (PD) related to the probability of the counterparty not meeting its contractual payment obligations; and Loss Given Default (LGD) related to the percentage of the exposure that is not expected to be recovered in the event of default. In addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD). The Company takes into consideration the forward-looking information and assumptions as the historical loss experienced at individual transactions level, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.
The maturity analysis of accounts receivables are as follows:

	September 30, 2024	December 31, 2023
Past due	288,595	664,855
Due within 30 days	19,740,097	16,823,103
Due within 31 to 120 days	20,411,170	14,658,671
Due within 121 to 180 days	6,294,406	5,022,732
Due within 181 to 365 days	6,549,028	5,173,286
Due after 365 days	2,011,580	1,143,779
Expected credit losses	(307,394)	(585,443)
	54,987,482	42,900,983

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
7. Accounts receivable (continued)
The maturity analysis of credit receivables as of September 30, 2024, and December 31, 2023 are as follows:

	September 30, 2024
	Payroll Loans	Credit card receivables	Other Loans	TOTAL

Past due	9,780	136,841	141,974	288,595
Due within 30 days	68,945	261,946	1,820	332,711
Due within 31 to 120 days	207,260	156,160	3,400	366,820
Due within 121 to 180 days	129,951	94,206	3,000	227,157
Due within 181 to 360 days	344,840	51,795	8,014	404,649
Due after 360 days	1,571,584	3,109	3,517	1,578,210
	2,332,360	704,057	161,725	3,198,142
Expected credit losses	(34,583)	(124,773)	(148,039)	(307,395)
Receivables net of ECL	2,297,777	579,284	13,686	2,890,747

	December 31, 2023
	Payroll Loans	Credit Card Receivables	Other Loans	Total

Past due	21,921	247,542	395,392	664,855
Due within 30 days	39,939	233,190	3,611	276,740
Due within 31 to 120 days	125,458	143,967	6,518	275,943
Due within 121 to 180 days	74,979	86,614	1,063	162,656
Due within 181 to 360 days	207,902	46,120	1,481	255,505
Due after 360 days	885,366	6,061	1,672	893,099
	1,355,565	763,496	409,737	2,528,798
Expected credit losses	(38,259)	(185,404)	(361,780)	(585,443)
Receivables net of ECL	1,317,306	578,092	47,957	1,943,355
For the credit receivables, the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating that allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	September 30, 2024
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses

Payroll Loans
Stage 1	2,301,263	—	(7,803)
Stage 2	4,322	—	(389)
Stage 3	26,775	—	(26,391)
Credit Card Receivables
Stage 1	556,519	2,308,760	(15,818)
Stage 2	39,913	24,580	(9,803)
Stage 3	107,625	—	(99,152)
Other Loans
Stage 1	19,572	—	(6,176)
Stage 2	167	—	(124)
Stage 3	141,986	—	(141,738)
Total	3,198,142	2,333,341	(307,395)

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
7. Accounts receivable (continued)

	December 31, 2023
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses

Payroll Loans
Stage 1	1,317,858	—	(6,564)
Stage 2	5,147	—	(887)
Stage 3	32,560	—	(30,808)
Credit Card Receivables
Stage 1	360,231	852,138	(3,685)
Stage 2	185,325	323,776	(10,203)
Stage 3	217,937	3,618	(171,516)
Other Loans
Stage 1	12,710	—	(4,609)
Stage 2	2,194	—	(1,415)
Stage 3	394,834	—	(355,756)
Total	2,528,797	1,179,532	(585,443)

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
7. Accounts receivable (continued)
The reconciliation of credit portfolio operations segregated by stages:

stage 1	December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage3	Write-off	Additions/Reversals	September 30, 2024

Payroll Loans	1,317,860	(14,785)	(3,026)	281	540	—	1,000,393	2,301,263
Credit card receivables	360,231	(83,077)	(1,562)	56,021	793	—	224,113	556,519
Other Loans	12,710	(87)	(3,423)	30	1	—	10,341	19,572
	1,690,801	(97,949)	(8,011)	56,332	1,334		1,234,847	2,877,354

stage 2	December 31, 2023	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	September 30, 2024

Payroll Loans	5,147	14,785	(8,267)	(281)	7,172	—	(14,232)	4,322
Credit card receivables	185,325	83,077	(42,428)	(56,021)	200	—	(130,240)	39,913
Other Loans	2,194	87	(1,617)	(30)	1	—	(468)	167
	192,666	97,949	(52,312)	(56,332)	7,373		(144,940)	44,404

stage 3	December 31, 2023	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	September 30, 2024

Payroll Loans	32,560	3,026	8,267	(540)	(7,172)	(20,530)	11,164	26,775
Credit card receivables	217,937	1,562	42,428	(793)	(200)	(121,471)	(31,838)	107,625
Other Loans	394,834	3,423	1,617	(1)	(1)	(231,756)	(26,130)	141,986
	645,331	8,011	52,316	(1,334)	(290)	(373,757)	(46,804)	276,386
The reconciliation of expected credit losses of credit portfolio receivables segregated by stages:

Stage 1	December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage3	Write-off	Additions/Reversals	September 30, 2024

Payroll Loans	(6,564)	194	336	(214)	(31)	—	(1,523)	(7,803)
Credit Card Receivables	(3,685)	5,232	698	(2,417)	(577)	—	(15,068)	(15,818)
Other Loans	(4,609)	84	2,888	(4)	—	—	(4,533)	(6,176)
	(14,858)	5,510	3,921	(2,635)	(608)	—	(21,125)	(29,796)

Stage 2	December 31, 2023	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	September 30, 2024

Payroll Loans	(887)	(194)	5,332	214	(5)		(4,849)	(389)
Credit Card Receivables	(10,203)	(5,232)	19,346	2,417	(67)		(16,063)	(9,803)
Other Loans	(1,415)	(84)	1,044	4	(3)		328	(124)
	(12,505)	(5,510)	25,722	2,635	(75)	—	(20,583)	(10,316)

Stage 3	December 31, 2023	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	September 30, 2024

Payroll Loans	(30,808)	(336)	(5,332)	31	5	20,530	(10,483)	(26,391)
Credit Card Receivables	(171,516)	(698)	(19,346)	577	67	121,471	(29,709)	(99,152)
Other Loans	(355,756)	(2,888)	(1,044)	—	3	231,756	(13,808)	(141,738)
	(558,080)	(3,921)	(25,722)	608	75	373,757	(54,001)	(267,281)

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
7. Accounts receivable (continued)
The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected Credit Losses	Payroll Loans	Credit Card Receivables	Other Loans	Total

December 31, 2022	(12,400)	(451,285)	(521,929)	(985,614)
Additions (Reversals), net	(32,931)	(79,126)	2,749	(109,308)
Write-Off (i)	7,072	345,007	157,400	509,479
December 31, 2023	(38,259)	(185,404)	(361,780)	(585,443)
Additions	(71,006)	(139,168)	(47,656)	(257,830)
Reversals	54,152	78,328	29,642	162,122
Write-Off (i)	20,530	121,471	231,756	373,757
September 30, 2024	(34,583)	(124,773)	(148,038)	(307,394)
(i)Based on the PagSeguro credit risk classification model, which assesses the risk of insolvency and default of counterparties related to credit receivables, for the nine-month period ended September 30, 2024, the PagSeguro Group carried out a partial write-off of credit receivables, for cases in which the Company does not expect to receive these amounts. The credit card receivables were written-off in the amount of R$121,471 (R$345,007 in December 31, 2023), other loans were written-off in the amount R$231,756 (R$157,400 in December 31, 2023) and payroll loans were written-off in the amount R$20,530 (R$7,072 in December 31, 2023) against the related provision for ECL recognized in previous periods.

8.Recoverable taxes

	September 30, 2024	December 31, 2023

Income tax and social contribution (i)	623,058	449,080
Social integration program (ii)	88,677	94,932
Other	5,695	19,293
	717,430	563,305

Current	594,112	563,305
Non-current	123,318	—
(i)Refers mainly to withholding taxes from income tax and social contribution.
(ii)Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

9.Related-party balances and transactions
i)Balances and transactions with related parties

	September 30, 2024		December 31, 2023
	Receivables	Payables	Receivables	Payables

Banking Issuances (a)
OFL Participações S.A.	—	435,981	—	—
UOL	—	328,117	—	208,718
UOL Cursos Tec. Ed. Ltda.	—	160,329	—	127,471
Ingresso.com Ltda.	—	55,455	—	30,856
Web Jump Desing em Informática Ltda.	—	4,658	—	8,684
Invillia Holding Ltda.	—	82	—	3,132
Invillia Desenvolvimento de produtos Digitais Ltda.	—	—	—	41,554
	—	984,622	—	420,415
Other transactions and services
UOL - sales of services (b)	—	18,841	—	15,784
Compasso UOL Informática Ltda.- sales of services (b)	—	13,972	—	13,089
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services (b)	—	12,955	—	11,121
Compasso UOL Tecnologia - sales of services (b)	—	5,679	—	646
EDGE.UOL Tecnologia Ltda. - sales of services (b)	—	16	—	171
UOL - shared service costs (c)	—	10,058	—	8,659
Digital Services UOL S.A. - borrowing (d)	31,912	—	32,281	—
Others	—	7,943	—	6,920
	31,912	69,464	32,281	56,390
Current	7,470	85,111	4,307	135,478
Non - current	24,442	968,975	27,974	341,326
(a)Certificate of Deposits (CD) acquired by related parties from BancoSeguro with interest rate between 103% to 106% (104% to 106% on December 31, 2023) per year of CDI. The maturity analysis is as follows:

	September 30, 2024	December 31, 2023

Due within 30 to 180 days	13,834	-
Due within 181 to 360 days	1,813	79,089
Due to more than 360 days	968,975	341,326
	984,622	420,415
(b)Sales of services refer mainly to the purchase of advertising services from UOL, colocation, development of software and cloud services acquired from other entities within the Uol Group.
(c)Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(d)This receivable refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
9. Related-party balances and transactions (continued)
ii)Revenue and expense from transactions with related parties

	Three-month period ended September 30,				Nine-month period ended September 30,
	2024		2023		2024		2023
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense

Banking Issuances (a)
OFL Participações S.A.	—	11,964	—	—	—	12,074	—	—
UOL Cursos Tec. Ed. Ltda.	—	4,086	—	2,491	—	9,656	—	7,633
UOL	—	8,060	—	2,465	—	16,494	—	17,684
Ingresso.com Ltda.	—	1,131	—	510	—	2,721	—	1,525
Web Jump Desing em Informática Ltda.	—	103	—	191	—	622	—	1,001
Invillia Desenvolvimento de produtos Digitais Ltda.	—	252	—	1,022	—	2,298	—	4,535
Others	—	—	—	—	—	—	—	323
	—	25,596	—	6,679	—	43,865	—	32,701
Other transactions and services
UOL - sales of services (b)	832	29,208	790	14,978	2,435	70,661	2,357	50,493
Compasso UOL S.A.- sales of services (b)	—	41,453	—	38,554	—	121,851	—	117,782
Compasso UOL Tecnologia Ltda. - sales of services (b)	—	1,339	—	1,895	—	3,843	—	5,860
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services (b)	—	120	—	1,199	—	580	—	4,587
EDGE.UOL Tecnologia Ltda. - sales of services (b)	—	37	—	986	—	666	—	1,706
Digital Services UOL S.A - sales of services (b)	—	—	966	217	—	—	1,131	907
UOL - shared service costs (c)	—	26,880	—	24,354	—	82,570	—	75,406
Digital Services UOL S.A. - borrowing (d)	1,031	—	—	—	3,099	—	—	—
Others	240	2,501	234	1,426	733	8,371	695	4,567
	2,103	101,538	1,990	83,609	6,267	288,542	4,183	261,308
(a)Expenses are related to Certificate of Deposits (CD) from BancoSeguro.
(b)Sales of services are related to advertising services from UOL, revenue is related to intermediation fee and expenses related to colocation and cloud services, acquired from other entities within the Uol Group.
(c)Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro Group. Such costs are included in administrative expenses.
(d)Revenue refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.
iii)Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil's executive officers. The short and long-term compensation related to the executive officers for the three and nine-month periods ended September 30, 2024 amounted to R$11,570 and R$35,732 (R$10,258 and R$29,660 for the three and nine-month periods ended September 30, 2023).

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

10.Business Combination
On July 18, 2023, PagSeguro Brazil acquired 90% of the share capital, in addition to the 10% previously acquired and obtained 100% of the share capital of NetPos. Total consideration paid in cash amounted to R$32 million and was made in only one installment with the total net assets acquired at fair value amounting to R$16,069. NetPos main activity is the focused-on software solutions to improve the management of business in the information technology industry.
The preliminary purchase price allocation (“PPA”) considered the recognition of a customer portfolio with a fair value of R$1,367, non-compete agreement of R$1,154 and software of R$22,208 and recognition of deferred income tax on allocations above, resulting in the recognition of goodwill of R$15,931. This goodwill is attributable to the workforce and the high profitability of the acquired business and will not be deductible for tax purposes.
The PPA was elaborated considering projections for the period of three years based on management’s budgets for NetPos and applying an inflation rate plus the estimated growth of GDP of services (fluctuating from 3.5% to 5% per year) to project future cash flows, with a discount based on the weighted average cost of capital (fluctuating from 16% to 16.5% per year).
This acquisition is in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products, and services for the Group’s digital ecosystem. The fair value of assets and liabilities acquired in 2023 was as follows:

December 31, 2023

Fair value recognized on acquisition
Cash and cash equivalents	4,567
Accounts receivable	1,409
Taxes recoverable	26
Other assets	472
Liabilities	(2,415)
Other payables (Dividends)	(4,311)
Deferred income tax and social contribution	(8,408)
Intangible assets:
Softwares	22,208
Customer portfolio	1,367
Non-compete agreement	1,154
Net identified assets acquired	16,069
Goodwill	15,931
Net assets acquired	32,000
Cash consideration	32,000
Dividends paid	3,880
Cash and cash equivalents acquired	(4,567)
Amount paid on acquisition, net of cash acquired	31,313

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

11.Property and equipment
a)Property and equipment are composed as follows:

	September 30, 2024
	Cost	Accumulated depreciation	Net

Data processing equipment	248,744	(104,469)	144,275
Machinery and equipment (i)	4,218,251	(1,859,562)	2,358,689
Buildings Leasing (ii)	158,324	(74,613)	83,711
Other	56,015	(26,577)	29,438
Total	4,681,334	(2,065,221)	2,616,113

	December 31, 2023
	Cost	Accumulated depreciation	Net

Data processing equipment	244,452	(90,976)	153,476
Machinery and equipment (i)	3,658,969	(1,482,900)	2,176,069
Buildings Leasing (ii)	154,343	(60,812)	93,531
Other	47,540	(19,605)	27,935
Total	4,105,304	(1,654,293)	2,451,011

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
11. Property and equipment (continued)
b)The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total

On December 31, 2022
Cost	214,279	3,382,067	102,145	33,692	3,732,183
Accumulated depreciation	(68,274)	(1,115,120)	(43,901)	(11,389)	(1,238,684)
Net book value	146,005	2,266,947	58,244	22,303	2,493,499
On December 31, 2023
Opening balance
Cost	30,173	276,902	52,198	13,848	373,121
Purchases	30,242	902,688	55,975	18,628	1,007,533
Disposals/Provisions (iii)	(862)	(625,786)	(3,777)	(4,822)	(635,247)
Acquisition of subsidiary	793	—	—	42	835
Depreciation	(22,702)	(367,780)	(16,911)	(8,216)	(415,609)
Depreciation	(23,200)	(692,762)	(18,525)	(9,335)	(743,822)
Disposals	844	324,982	1,614	1,136	328,576
Acquisition of subsidiary	(346)	—	—	(17)	(363)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011

On December 31, 2023
Cost	244,452	3,658,969	154,343	47,540	4,105,304
Accumulated depreciation	(90,976)	(1,482,900)	(60,812)	(19,605)	(1,654,293)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011

On September 30, 2024
Cost	4,292	559,282	3,981	8,475	576,030
Purchases	7,946	892,274	3,981	15,873	920,074
Disposals/Provisions (iii)	(3,654)	(332,992)	—	(7,398)	(344,044)
Depreciation	(13,493)	(376,662)	(13,801)	(6,972)	(410,928)
Depreciation	(17,020)	(575,187)	(13,801)	(12,469)	(618,477)
Disposals	3,527	198,525	—	5,497	207,549
Net book value	144,275	2,358,689	83,711	29,438	2,616,113

On September 30, 2024
Cost	248,744	4,218,251	158,324	56,015	4,681,334
Accumulated depreciation	(104,469)	(1,859,562)	(74,613)	(26,577)	(2,065,221)
Net book value	144,275	2,358,689	83,711	29,438	2,616,113
(i)Net book value of POS devices is R$2,311,290 (R$2,127,236 as of December 31, 2023), which are depreciated over 5 years. The depreciation of POS in the nine-month period ended September 30, 2024, amounted to R$569,831 (R$503,280 in the nine-month period ended September 30, 2023). On September 30, 2024, PagSeguro have contractual obligations to acquire POS devices in the amount of R$290,305 (R$366,172 as of December 31, 2023).
(ii)As of September 30, 2024, PagSeguro had a lease liability presented in other current liabilities in the amount of R$15,104 (R$14,777 as of December 31, 2023) and as non-current liability in the amount of R$72,072 (R$81,087 as of December 31, 2023). For the nine-month ended September 30, 2024, the Company incurred in financial costs related to these leases of R$13,716 (R$12,606 in the nine-month period ended September 30, 2023).
(iii)The Company monitors closely merchants activity and POS life-time value. If the Company detects inactivity for a certain period, the Company provisions write-off of POS devices associated. During the nine-month period ended September 30, 2024, the provision for the net book value amounted R$132,590 (of which R$316,307 are cost and R$183,717 are accumulated depreciation), in comparison to R$190,071 (of which R$386,531 are cost and R$196,460 are accumulated depreciation) for the nine-month period ended September 30, 2023.

23
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

12.Intangible assets
a)Intangible assets are composed as follows:

	September 30, 2024
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	4,729,000	(2,313,421)	2,415,579
Software licenses	358,245	(194,669)	163,576
Goodwill	227,066	—	227,066
Other (ii)	70,569	(50,272)	20,297
	5,384,880	(2,558,362)	2,826,518

	December 31, 2023
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	3,887,300	(1,756,871)	2,130,429
Software licenses	335,561	(152,123)	183,438
Goodwill	227,066	—	227,066
Other (ii)	70,569	(40,433)	30,136
	4,520,496	(1,949,427)	2,571,069
(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)The amount refers the recognition of a capital gain with customer portfolio with a fair value, non-compete agreement and softwares relationed to business combinations made by the PagSeguro Group.

24
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
12. Intangible assets (continued)
The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2022
Cost	2,904,505	257,096	209,908	67,768	3,439,277
Accumulated amortization	(1,155,187)	(97,698)	—	(27,619)	(1,280,504)
Net book value	1,749,318	159,398	209,908	40,149	2,158,773

On December 31, 2023
Cost	982,795	78,465	17,158	2,801	1,081,219
Additions (i)	983,017	78,465	17,158	2,801	1,081,441
Disposals	(222)	—	—	—	(222)
Amortization	(601,684)	(54,425)	—	(12,814)	(668,923)
Amortization	(601,777)	(54,425)	—	(12,814)	(669,016)
Disposals	93	—	—	—	93
Net book value	2,130,429	183,438	227,066	30,136	2,571,069

On December 31, 2023
Cost	3,887,300	335,561	227,066	70,569	4,520,496
Accumulated amortization	(1,756,871)	(152,123)	—	(40,433)	(1,949,427)
Net book value	2,130,429	183,438	227,066	30,136	2,571,069

On September 30, 2024
Cost	841,700	22,684	—	—	864,384
Additions (i)	841,700	22,792	—	—	864,492
Disposals	—	(108)	—	—	(108)
Amortization	(556,550)	(42,546)	—	(9,839)	(608,935)
Amortization	(556,550)	(42,654)	—	(9,839)	(609,043)
Disposals	—	108	—	—	108
Net book value	2,415,579	163,576	227,066	20,297	2,826,518

On September 30, 2024
Cost	4,729,000	358,245	227,066	70,569	5,384,880
Accumulated amortization	(2,313,421)	(194,669)	—	(50,272)	(2,558,362)
Net book value	2,415,579	163,576	227,066	20,297	2,826,518
(i)Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as digital payment and digital banking account.

25
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
12. Intangible assets (continued)
The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	September 30, 2024	December 31, 2023

MOIP	148,218	148,218
Concil	20,731	20,731
Netpos	17,158	17,158
Biva Serviços	14,627	14,627
Banco Seguro	12,612	12,612
PagSeguro Tecnologia	6,570	6,570
Zygo	5,768	5,768
Yami	1,382	1,382
Total	227,066	227,066
The PagSeguro Group tested the recoverability of these assets for the year ended December 31, 2023 and concluded that the book balances of goodwill recorded are lower than the estimated value-in-use. For September 30, 2024, the Company’s evaluation concluded that no new indicatives were identified, and therefore, no provision for impairment of was accounted for.

13.Payables to third parties
Payables to merchants, in the amount of R$10,886,903 (R$10,151,464 as of December 31, 2023) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied.

14.Checking Accounts
In the Annual Financial Statements as of December 31, 2023, Checking Accounts were presented in the note Payables to Third Parties. Moving forward, Checking Accounts are being disclosed separately, consisting of the following balances described below:

	September 30, 2024	December 31, 2023

Banking accounts (i)	9,297,881	9,316,715
Merchant's payment account (ii)	1,214,513	2,066,209
	10,512,394	11,382,924
(i)Refers to the balance of the clients maintained in their banking accounts that are invested in Certificate of Deposits with interest of 100% of CDI but are only paid on the 30th days anniversary.
(ii)Refers to merchant’s payment account that PagSeguro acquire treasury bonds to comply with certain requirements as mentioned in note 6.
During the nine-month period ended September 30, 2024, the average interest cost associated with Checking Accounts amounted to 61% of CDI (72% of CDI on December 31, 2023).

26
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

15.Banking Issuances

	September 30, 2024	December 31, 2023

Certificate of Deposits (i)	17,515,173	13,062,034
Interbank Deposits (ii)	6,174,178	3,126,406
	23,689,351	16,188,440
Current	13,295,865	11,365,373
Non - Current	10,393,486	4,823,067
(i)During the nine-month period ended September 30, 2024, the average interest cost amounted to 110% of CDI (110% of CDI in December 31, 2023). Some deposits have interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates. For these certificates of deposit, the Company contracts derivative financial instruments (Swaps) with the specific objective of protecting deposit from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. More details of financial instruments in note 27.
(ii)During the nine-month period ended September 30, 2024, the average interest cost associated amounted to 110% of CDI (111% of CDI on December 31, 2023).
The maturity analysis of banking issuances based on due date of the agreements (disregarding that some can be withdrawn at any time) is as follows:

	September 30, 2024	December 31, 2023

Due within 30 days	3,062,020	1,621,234
Due within 31 to 120 days	5,675,877	6,087,472
Due within 121 to 180 days	2,447,172	2,513,783
Due within 181 to 360 days	2,110,796	1,142,884
Due within 361 days or more days	10,393,486	4,823,067
	23,689,351	16,188,440
The changes in the amount were as follows:

On December 31, 2022	11,995,288
Additions	17,958,706
Withdraws	(14,408,110)
Interest	642,556
On December 31, 2023	16,188,440
Additions	33,094,856
Withdraws	(26,452,764)
Interest	858,819
September 30, 2024	23,689,351

16.Salaries and social security charges

	September 30, 2024	December 31, 2023

Payroll accruals and profit sharing	258,384	209,343
Payroll taxes (LTIP) (i)	72,492	73,881
Social charges	46,544	47,603
Other	15,446	14,421
	392,866	345,248
(i)Refers to social charges and income tax over LTIP and LTIP goals balances.

27
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

17.Taxes and contributions

	September 30, 2024	December 31, 2023

Taxes
Services tax (i)	198,607	193,048
Social integration program (ii)	59,589	57,318
Social contribution on revenues (ii)	364,905	358,429
Income tax and social contribution (iii)	13,194	4,476
Other	19,648	24,840
	655,943	638,111

	September 30, 2024	December 31, 2023

Judicial deposits (iv)
Services tax (i)	(185,390)	(176,330)
Social integration program (ii)	(32,551)	(30,908)
Social contribution on revenues (ii)	(200,316)	(190,202)
	(418,257)	(397,440)
	237,686	240,671
(i)Refers to tax on revenues.
(ii)Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iii)Refers to the income tax and social contribution payable.
(iv)The PagSeguro Group obtained until January 2021 court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i" and "ii" and above.

18.Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, for which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment considers the opinion of its external legal advisors.

	September 30, 2024	December 31, 2023

Civil	63,505	43,716
Labor	34,950	53,503
	98,455	97,219

Current	40,685	91,490
Non-Current	57,770	5,729

28
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
18.Provision for contingencies (continued)
Below it is demonstrated the movements of the provision for contingencies in the nine-month period ended September 30, 2024:

On December 31, 2022	60,603
Accrual	69,916
Settlement	(28,652)
Reversal	(10,719)
Interest	6,071
On December 31, 2023	97,219
Accrual (i)	80,850
Settlement	(26,208)
Reversal (ii)	(58,872)
Interest	5,466
On September 30, 2024	98,455
(i)In the three-month period ended September 2024, the Group has decided to review the probability of loss for the provision for civil contingencies, obtaining an increase of provision in the amount of R$14,752.
(ii)In the three-month period ended September 2024, the Group has decided to review the assumptions of the provision for labor contingencies related to the historical period considered in estimating the percentage for provision, obtaining a reversal of R$38,636.
The PagSeguro Group is party to tax and civil lawsuits involving risks classified as possible losses, for which no provision was recognized as of September 30, 2024, totaling R$896,804 (760,947 on December 31, 2023). The main tax lawsuits are disclosed below:
On October 15, 2021, Pagseguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation ("IOF") on intercompany loans, IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$311,088 (R$293,264 on December 31, 2023).
The Company has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Pagseguro Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.
Additionally, the Company has one contingency related to labor taxes in the amount of R$230,606 (R$190,709 on December 31, 2023).

19.Borrowings
In March 2023, the PagSeguro Group contracted a US$38.4 million borrowing agreement maturing one year from the execution date and payment in two half-year installments. On the date the agreement was signed, the foreign exchange rate was R$ 5.2149 per US dollar amounting to R$200,000. The Company contracted derivative financial instruments (Swaps), with the specific objective of protecting the borrowing from fluctuations arising from exchange rate variation. The final remuneration, considering all the costs of the operation, is equivalent to 111.0% of the CDI. The PagSeguro Group has R$12,630 of interest accumulated and liquidated such amount in two installments, the first amount of R$6,340 was liquidated in September 2023 and the second amount of R$6,290 was liquidated in March 2024. The Company also paid the principal of the borrowing in the amount of R$190,432 in March 2024.

29
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
19. Borrowings (continued)
In April 2023, the Group contracted a R$100 million borrowing agreement maturing three months from the execution date, with payment in a single installment at the due date and interest rate of 107.5% of the CDI. In July 2023, the PagSeguro Group liquidated this borrowing in the total amount of R$103,273 considering principal, interest and taxes.
In March 2024, the PagSeguro Group contracted a R$700 million borrowing agreement maturing one year from the execution date, with payment in a single installment at the due date. The Group contracted derivatives financial instruments (Swaps), with the specific objective of protect the risk from interest rate volatility. The final remuneration, considering all the costs of the operations, is equivalent to 109.9% of the CDI.
In March 2024, the PagSeguro Group also contracted a US$40 million borrowing agreement maturing one year from the execution date and repayment in two half-year installments. On the date the agreement was signed, the foreign exchange rate was R$ 4.954 per US dollar amounting to R$198,160. The Company contracted derivative financial instruments (Swaps), with the specific objective of protecting the borrowing from fluctuations arising from exchange rate variation. The final remuneration, considering all the costs of the operation, is equivalent to 110.1% of the CDI. The PagSeguro Group has R$20,515 of interest accumulated and liquidated such amount in two installments, the first amount of R$6,803 was liquidated in September 2024.
In May 2024 and June 2024, the PagSeguro Group contracted two borrowings of R$750 million each one with an interest rate of 107.3% and 107.5% of the CDI, respectively, and maturity three months from the execution dates. Both payments were made in a single installment in August 2024 in the amount of R$770,185 and in September 2024 in the amount of R$770,584.
In July 2024 and August 2024, the Group contracted two short-term borrowings of R$500 million each one with an interest rate of 103.0% of the CDI and to be settled with a maturity of one month from the execution dates. The payments were made in a single installment each one in August 2024 and in September 2024 in the amount of R$504,264.
In August 2024, the PagSeguro Group secured a borrowing of R$750 million with a maturity of three months from the execution date. The Group contracted derivatives financial instruments (Swaps), with the specific objective of protect the risk from interest rate volatility. The final remuneration, considering all the costs of the operations, is equivalent to 107.75% of the CDI. The payment will be in a single installment on the due date.
In September 2024, the PagSeguro Group contracted two short-term borrowings of R$750 million and R$500 million each one with an interest rate of 103,0% of the CDI and maturity of one month from the execution date. Both payments will be in a single installment on the due date of each borrowing.
On September 30, 2024, the Company recorded the net effects of the swap derivatives as an asset in the amount of R$18,421, basically represented by the different foreign exchange rates and interest rate volatility at the time of entering into the borrowings agreements on September 30, 2024. More details of financial instruments are presented in note 27.

30
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
19. Borrowings (continued)
The table below demonstrates the changes in the borrowings:

September 30, 2024

On December 31, 2022	—
Additions	300,000
Interest	16,671
Payment	(109,613)
Financial instruments	(17,631)
On December 31, 2023	189,427
Additions	5,398,160
Interest	113,700
Payment of interest	(62,463)
Payment	(2,690,360)
Financial instruments	22,861
On September 30, 2024	2,971,325

20.Income tax and social contribution
a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences -assets (ii)	Other temporary differences -liability (iii)	Total

Deferred tax
On December 31, 2022	67,578	(2,248)	(602,536)	544,602	(1,472,213)	(1,464,817)
Included in the statement of income	(13,342)	(2,248)	(128,995)	(59,858)	(57,129)	(261,573)
Other (iv)	—	—	1,663	—	(8,505)	(6,841)
On December 31, 2023	54,236	(4,496)	(729,868)	484,744	(1,537,847)	(1,733,231)
Included in the statement of income	(23,916)	(1,686)	(95,945)	(78,839)	118,138	(82,248)
Other	21,616	—	(2,040)	12,256	86	31,913
On September 30, 2024	51,931	(6,182)	(827,853)	418,161	(1,419,623)	(1,783,566)
Deferred tax asset						86,953
Deferred tax liability						1,870,519
(i)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii)The main other assets temporary difference refers mainly to expected credit losses (Note 7) and taxes and contributions (Note 17).
(iii)The main other liability temporary difference refers mainly to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.
(iv)The increase in other liability temporary difference refers mainly to deferred taxes recognized on allocations by the Netpos acquisition. More details in note 10.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

31
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
20. Income tax and social contribution (continued)
b.Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three and nine-month periods ended September 30, 2024 and 2023.

	Three-month period		Nine-month period
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Profit for the period before taxes	593,540	512,064	1,743,634	1,433,365
Statutory rate	34%	34%	34%	34%
Expected income tax and social contribution	(201,803)	(174,102)	(592,835)	(487,344)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(2,221)	(570)	(3,894)	(1,058)
R&D and technological innovation benefit (i)	61,189	48,429	170,741	149,321
Taxation of income abroad (ii)	75,353	23,936	152,006	78,741
Recorded (unrecorded) deferred taxes	(1,608)	(1,551)	20,009	(8,531)
Other additions (exclusions)	6,702	2,520	27,683	1,170
Income tax and social contribution expense	(62,388)	(101,339)	(226,290)	(267,701)
Effective rate	11%	20%	13%	19%
Income tax and social contribution - current	(11,168)	(16,827)	(165,797)	(77,122)
Income tax and social contribution - deferred	(51,220)	(84,512)	(60,493)	(190,579)
(i)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see note 12.
(ii)Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, which differs from the Brazilian tax rate of 34% applied for the purpose of this note.

21. Equity
a)Share capital
On September 30, 2024, share capital is represented by 329,608,424 common shares, per value of US$0,000025. Share capital is composed of the following shares for the period ended September 30, 2024:

December 31, 2022 shares outstanding	329,608,424
Treasury shares	8,407,818
Long-Term Incentive Plan	1,288,144
Repurchase of common shares	(9,695,962)
December 31, 2023 shares outstanding	329,608,424
Treasury shares	3,880,974
Long-Term Incentive Plan	3,200,293
Repurchase of common shares	(7,081,267)
September 30, 2024 shares outstanding	329,608,424

32
investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
21. Equity (continued)
b)Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares. For the nine-month periods ended September 30, 2024, and 2023, the Company recognized the capital reserve movement related to the costs for the establishment of the FIDM in the amount of R$39 (R$0 in December 31, 2023) and all the LTIP/ LTIP goals shares were delivered with treasury shares.
c)Share based long-term incentive plan (LTIP and LTIP goals)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21,50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.
LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, modified and ratified on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021, and December 22, 2021. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL.
The unvested portions of each beneficiary’s LTIP and LTIP goals rights will be settled on each future annual vesting date in cash, Class A common shares or a combination of the two.
This arrangement is classified as equity settled. For the nine-month period ended September 30, 2024, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$135,012 (R$109,172 in the nine-month period ended September 30, 2023). On September 30, 2024, the amount of R$72,492 (R$73,881 on December 31, 2023) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 16).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP and LTIP Goals may not exceed 3% and 1% per year, respectively, of the PagSeguro Group’s issued share capital at any time. For the nine-months ended September 30, 2024, total shares issued were 3,200,293 (1,271,494 for the nine-month period ended September 30, 2023) representing 1% of total shares (0.39% for the nine-month period ended September 30, 2023). Additionally total shares granted were 3,119,880 representing 0.95% of total shares.
d)OCI and equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, Pagseguro Colombia, Pagseguro Chile, Pagseguro Peru and Pagseguro Mexico which amounted to a gain of R$798 in the nine-month period ended September 30, 2024 (loss of R$33 in the nine-month period ended September 30, 2023). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The financial investments mentioned in note 6 and 7 were classified at fair value through other comprehensive income. Unrealized gain on LFTs, net of taxes, in the nine-month period ended September 30, 2024 totaled R$627 (loss of R$176, net of taxes, in the nine-month period ended September 30, 2023) and the unrealized loss in the accounts receivable mark-to-market, net of taxes, in the nine-month period ended September 30, 2024 totaled R$23,035.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
21. Equity (continued)
The derivative financial instruments mentioned in note 19 were classified at fair value through other comprehensive income. Unrealized fair value adjustment loss on SWAPs, net of taxes, in the nine-month period ended September 30, 2024, totaled a loss of R$853 (gain of R$277 in the nine-month period ended September 30, 2023).
As part of transactions completed in prior years, the PagSeguro Group also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of September 30, 2023).
e)Treasury shares
On August 2024, The Board of directors has authorized a share repurchase program, under which PagSeguro Digital Ltd. may repurchase up to US$ 200 million in outstanding Class A common shares. The former program (announced in 2018) was concluded after the repurchase of a total amount of U.S.$ 250 million in Class A common shares. The new repurchase program went into effect immediately and does not have a fixed expiration date. The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the nine-month periods ended September 30, 2024:

	Shares	Amount	Average Price (US$)

December 31, 2022 treasury shares	5,331,600	475,354	16.00

Repurchase of common shares	9,695,962	399,408	8.22
Long-Term Incentive Plan	(1,288,144)	(114,444)	16.00
December 31, 2023 treasury shares	13,739,418	760,318	10.51

Repurchase of common shares	7,081,267	427,721	10.83
Long-Term Incentive Plan	(3,200,293)	(177,099)	10.51
September 30, 2024 treasury shares	17,620,392	1,010,939	10.64

22.Earnings per share
a)Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding for the three and nine-month periods ended September 30, 2024 and 2023:

	Three-month period		Nine-month period
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Profit attributable to stockholders of the Company	531,152	410,724	1,517,344	1,165,664
Weighted average number of outstanding common shares (thousands)	317,552,024	321,845,506	317,853,535	323,357,163
Basic earnings per share - R$	1.6726	1.2762	4.7737	3.6049

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
22.Earnings per share (Continued)
b)Diluted
Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The shares in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three-month period		Nine-month period
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Profit used to determine diluted earnings per share	531,152	410,724	1,517,344	1,165,664
Weighted average number of outstanding common shares (thousands)	317,552,024	321,845,506	317,853,535	323,357,163
Weighted average number of shares that would have been issued at average market price	3,115,210	1,928,132	3,517,566	2,239,212
Weighted average number of common shares for diluted earnings per share (thousands)	320,667,234	323,773,638	321,371,101	325,596,375
	1.6564	1.2686	4.7215	3.5801
The weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares).

23.Total revenue and income

	Three-month period		Nine-month period
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Gross amount from transaction activities and other services (i)	2,526,023	2,569,203	7,828,147	7,474,865
Gross financial amount (ii)	2,506,305	1,751,501	6,564,557	4,976,076
Gross other financial amount (iii)	187,132	90,802	514,948	280,759
Total gross amount	5,219,460	4,411,506	14,907,652	12,731,700
Deductions from gross amount from transactions activities and other services (iv)	(266,147)	(299,915)	(886,958)	(888,552)
Deductions from gross financial amount (v)	(61,527)	(60,228)	(174,699)	(155,627)
Deductions from gross other financial amount (vi)	(60,294)	(25,217)	(151,374)	(85,731)
Total deductions from gross amount	(387,968)	(385,360)	(1,213,031)	(1,129,910)
Total revenue and income	4,831,492	4,026,146	13,694,621	11,601,790
(i)Includes mainly intermediation fee, membership fee and credit operations revenues.
(ii)Includes income from early payment of notes payable to third parties.
(iii)Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)Deductions consist of transactions taxes.
(v)Deductions consist of taxes on financial income.
(vi)Deductions consist of taxes on other financial income.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

24.Expenses by nature

	Three-month period		Three-month period
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Transactions costs (i)	(1,850,927)	(1,508,441)	(5,238,386)	(4,311,430)
Marketing and advertising (ii)	(223,463)	(139,842)	(653,043)	(386,917)
Personnel expenses (iii)	(372,734)	(274,432)	(1,058,594)	(822,038)
Financial costs (iv)	(964,335)	(819,937)	(2,654,889)	(2,428,535)
Total Losses (v)	(119,644)	(165,260)	(335,402)	(413,463)
Depreciation and amortization (vii)	(413,026)	(346,479)	(1,175,712)	(989,477)
Other (vi)	(293,823)	(259,691)	(834,962)	(816,565)
	(4,237,952)	(3,514,082)	(11,950,988)	(10,168,425)

Classified as:
Cost of services	(2,455,377)	(2,033,309)	(6,958,232)	(5,888,679)
Selling expenses	(486,981)	(378,241)	(1,391,727)	(1,017,591)
Administrative expenses	(268,493)	(206,333)	(715,346)	(581,078)
Financial costs	(964,335)	(819,937)	(2,654,889)	(2,428,535)
Other income (expenses), net	(62,766)	(76,262)	(230,794)	(252,542)
	(4,237,952)	(3,514,082)	(11,950,988)	(10,168,425)
(i)The increase is mainly represented by: (i) costs related to interchange fees of card issuers in the amount of R$1,541,762 and R$4,329,982 in the three and nine-month periods ended September 30, 2024 (R$1,205,948 and R$3,447,000 in the three and nine-month periods ended September 30, 2023), (ii) card scheme fees in the amount of R$285,596 and R$816,910 in the three and nine-month periods ended September 30, 2024 (R$244,028 and R$698,172 in the three and nine-month periods ended September 30, 2023).
(ii)Marketing and advertising expenses include commissions and online/offline advertisings. The increase results from higher expenses to attract new clients with better unit economics and distribution of financial services for our banking.
(iii)Personnel expenses includes compensation expenses in the amount of R$41,330 and R$121,045 related to the LTIP and LTIP goals for the three and nine-month periods ended September 30, 2024 (R$29,825 and R$78,321 for the three and nine-month periods ended September 30, 2023). Personnel expenses, include capitalization of LTIP and LTIP goals in the amount of R$29,664 and R$90,079 in the three and nine-month periods ended September 30, 2024 (R$20,605 and R$66,879 in the three and nine-month periods ended September 30, 2023).
(iv)Relates to: (i) the early collection of receivables, which amounted to R$82,641 and R$337,329 in the three and nine-month periods ended September 30, 2024 (R$248,676 and R$707,554 the three and nine-month periods ended September 30, 2023), (ii) interest of deposits and banking accounts which amounted to R$755,704 and R$2,107,454 in the three and nine-month period ended September 30, 2024 (R$485,047 and R$1,423,411 in the three and nine-month period ended September 30, 2023).
(v)Total losses refer to amounts recognized during the three and nine-month periods ended September 30, 2024 related to: (i) card processing operations (acquiring and issuing) and losses on digital accounts in the amount of R$86,798 and R$239,693 in the three and nine-months periods ended in September 30, 2024 (compared to R$103,363 and R$304,945 in the three and nine-month periods ended September 30, 2023) and (ii) Provision for delinquency rate of credit portfolio in the amount of R$27,846 and R$95,709 in the three and nine-month periods ended September 30, 2024 (R$29,025 and R$75,646 in the three-month and nine-month periods ended September 30, 2023 and (iii) in the three and nine-month periods ended September 30, 2023 the Group has a loss of R$32,872 in connection with unauthorized transactions exploiting a legacy functionality in the Company’s system.
(vi)For the three and nine-month periods ended on September 30, 2024, the amount is impacted by R$36,725 and R$132,590 (R$63,747 and R$190,071 for the three-month and nine-month period ended September 30, 2023) related to provision of POS devices, as described in note 11.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
24. Expenses by nature (continued)
(vii)Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	Three-month period		Three-month period
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Depreciation
Cost of sales and services (i)	(210,075)	(180,981)	(598,038)	(523,973)
Selling expenses	(568)	(51)	(862)	(156)
Administrative expenses	(6,457)	(6,908)	(19,577)	(21,385)
	(217,100)	(187,940)	(618,477)	(545,514)
Amortization
Cost of sales and services	(207,437)	(166,056)	(588,346)	(465,653)
Administrative expenses (ii)	(6,730)	(7,193)	(20,697)	(19,902)
	(214,167)	(173,249)	(609,043)	(485,555)
PIS and COFINS credits (iii)	18,241	14,710	51,808	41,592
Depreciation and amortization expense, net	(413,026)	(346,479)	(1,175,712)	(989,477)
(i)The depreciation of POS in the three and nine-month periods ended September 30, 2024, amounted to R$200,664 and R$569,831 (R$173,150 and R$503,280 in the three and nine-month periods ended September 30, 2023).
(ii)Included in this amount are LTIP and LTIP Goals in the amount of R$15,316 and R$42,888 in the three and nine-months ended September 30, 2024 (R$12,227 and R$33,824 for the three and nine-months ended September 30, 2023), Additionally, has assets amortizations of acquired companies in the amount of R$5,408 and R$16,225 in the three and nine-month periods ended September 30, 2024 (R$5,451 and R$14,685 in the three and nine-month periods ended September 30, 2023).
(iii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

25.Financial instruments by category
The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.
The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
25. Financial instruments by category (continued)
The PagSeguro Group classifies its financial instruments into the following categories:

	September 30, 2024	December 31, 2023

Financial assets
Amortized cost:
Cash and cash equivalents	720,106	2,899,060
Accounts receivables	54,515,514	42,900,983
Financial investments	3,760,423	1,428,893
Other receivables	276,958	198,416
Judicial deposits	69,520	50,992
Receivables from related parties	31,912	32,281
Fair value through other comprehensive income
Accounts receivable	471,968	—
Financial investments	1,077,904	1,879,689
Derivative financial instruments	18,421	—
	60,942,726	49,390,316

Financial Liabilities	September 30, 2024	December 31, 2023

Amortized cost:
Payables to third parties	10,886,903	10,151,463
Checking Accounts	10,512,394	11,382,924
Trade payables	606,322	513,920
Trade payables to related parties	1,054,086	476,804
Banking Issuances	23,689,351	16,188,440
Borrowings	2,971,325	189,427
Deferred revenue	153,147	146,184
Other liabilities	287,163	262,074
Fair value through profit or loss
Derivative financial instruments	16,445	23,314
Fair value through other comprehensive income
Derivative financial instruments	—	17,631
	50,177,136	39,352,181

26.Financial risk management
The PagSeguro Group's activities expose it to a variety of financial risks: market risk, fraud risk (total losses), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Pagseguro Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
26. Financial risk management (Continued)
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Pagseguro Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Pagseguro Group conducted a sensitivity analysis for the following twelve months of the interest rate risks to which the financial instruments are exposed as of September 30, 2024. For this analysis, the Pagseguro Group adopted a scenario maintaining the actual interest rates of 10,65% for the CDI and two simulations with a 100 bps decrease and with a 100 bps increase. As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities, banking accounts and interbank deposits) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (10.65%)	Simulated scenario with decrease to 9.65%	Simulated scenario with increase to 11.65%

Short-term investment	100% of CDI	496,890	52,919	47,950	57,888
Financial investments	100% of CDI	4,838,327	515,282	466,899	563,665
Certificate of Deposit	110% of CDI	17,515,173	(2,051,903)	(1,859,236)	(2,244,569)
Certificate of Deposit - related party	105% of CDI	984,622	(110,105)	(99,767)	(120,444)
Interbank deposits	110% of CDI	6,174,178	(723,305)	(655,389)	(791,221)
Banking Accounts	61% of CDI	10,512,394	(682,938)	(618,812)	(747,063)
Borrowings	106% of CDI	2,971,325	(335,433)	(303,937)	(366,929)
Other liabilities (i)	117% of CDI	130,282	(16,234)	(14,709)	(17,758)
Total			(3,351,717)	(3,037,001)	(3,666,432)
i.    Senior shares of the FIDC
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Pagseguro Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to POS purchases. Pagseguro Tecnologia, BCPS, PSGP Mexico, Pagseguro Colombia, Pagseguro Chile and Pagseguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries foreign currency exposure generated in companies like PagSeguro Colombia, PagSeguro Chile, are being hedged through a non-derivative forward.
Equity price risk
The Pagseguro Group's non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of September 30, 2024, and December 31, 2023, the exposure to equity price from such investments was not material.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
26. Financial risk management (Continued)
Fraud risk (chargeback)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
(i)    The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
(ii)    The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro’s expenses with chargeback are disclosed in note 24.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Pagseguro Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)    Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring; and
(ii)    Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii)    Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.
PagSeguro Group has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines in order to obtain borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
26. Financial risk management (Continued)
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On September 30, 2024, PagSeguro Group held cash and cash equivalents of R$720,106 (R$2,899,060 on December 31, 2023).
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On September 30, 2024
Payables to third parties	7,880,054	2,250,204	62,113	627,820	66,712
Checking Accounts	10,606,567	—	—	—	—
Trade payables	603,605	2,527	127	64	—
Trade payables to related parties	—	69,464	—	1,966	1,078,142
Borrowings	1,266,597	1,540,843	473,553	—	—
Banking Issuances	3,092,111	5,843,211	2,567,416	2,297,485	11,619,154
Other liabilities	—	—	—	—	146,668
On December 31, 2023
Payables to third parties	4,380,229	2,636,667	573,115	2,375,592	185,861
Checking Accounts	11,382,924	—	—	—	—
Trade payables	513,920	—	—	—	—
Trade payables to related parties	—	56,390	—	86,450	383,687
Borrowings	—	195,603	—	—	—
Banking Issuances	1,638,743	6,284,683	2,649,511	1,253,959	5,448,062
Social, environmental and climate risks
Social, environmental and climate risks are the possibility of losses due to exposure to events of social, environmental and/or climate origin related to the activities carried out by the PagSeguro Group. Management evaluated the social, environmental and climate factors in which its businesses are inserted and considers them to have a low impact on the creation of shared value in the short, medium, and long term.
In the specific case of climate risks, they are divided into two categories: (i) physical risks, stemming from changes in weather patterns, such as increased rainfall, droughts, and extreme climate events, and (ii) transition risks, related to impacts associated with adaptation to a low-carbon economy, including new regulations, technological changes, and shifts in consumer preferences. For the purposes of climate risk analysis, the company uses the Task Force on Climate-related Financial Disclosures (TCFD) methodology and the methodologies within the Central Bank's regulatory framework.
Despite this, to mitigate social, environmental and climate risks, actions are carried out to analyze processes, risks and controls, follow up on new rules related to the topic and record occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, mitigation, monitoring and reporting of assessed risks complement the management of this risk at the PagSeguro Group.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

27.Derivative Financial Instruments designated to Hedge Accounting
The Pagseguro Group trades derivative financial instruments (SWAPs) to manage its overall exposures (foreign currency, inflation index and interest rate).
i)Cash flow hedge
In March 2024, the PagSeguro Group entered in a US$40 million borrowing agreement with maturity in one-year from the execution date and the payment will occur in a single instalment as the due date. In the same operation, the Company entered into a swap, with the specific objective of protecting said borrowing from fluctuations arising from exchange variation, changing the risk to CDI. All the amount is covered with the derivative and the same due date is applied.
In March and in August 2024, the PagSeguro Group contracted two borrowings of R$700 million and R$750 million with an interest rate of 100% of the CDI plus 0.90% and 100% of the CDI plus 0.75%. In the same operations, the Company entered swaps to change the interest rate accrual to 109.9% of the CDI and 107.75% of the CDI, respectively. This operation has a specific objective of protect the risk from interest rate volatility for the borrowings contracts changing fixed rates for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied.
Below is the composition of the derivative financial instruments portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

September 30, 2024
Risk factor	Financial Instruments - notional	Liabilities	Financial Instrument	Fair Value	MTM

Swap of currency	237,984	218,675	19,309	19,244	65
Swap of interest rate	1,497,656	1,498,010	(354)	(977)	623

December 31, 2023
Risk factor	Financial Instruments - notional	Liabilities	Financial Instrument	Fair Value	MTM

Swap of currency	207,608	189,427	18,181	17,631	550

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
27. Derivative Financial Instruments designated to Hedge Accounting (Continued)
ii)Fair value hedge
The PagSeguro Group issued certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and interest fixed rates. For these certificates of deposits, the Company entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, changing them for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied. Below is the composition of the derivative financial instrument portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss.

	September 30, 2024
	Notional Liability	Liabilities Fair value	MTM (a)

Payroll loans portfolio	752,643	744,491	(7,184)
Fixed rated CDB	5,617,142	5,537,311	(79,831)
Total	6,369,785	6,281,802	(87,015)

	Notional SWAP	SWAP	MTM total (b)	Profit and Loss ((a)+(b))

Payroll loans portfolio	768,245	774,424	7,147	(37)
Fixed rated CDB	5,600,088	(5,527,083)	69,684	(10,147)
Total	6,368,333	(4,752,659)	76,831	(10,184)

	December 31, 2023
	Notional Liability	Liabilities Fair value	MTM (a)

IPCA CDB	698,917	697,060	(1,858)
Fixed rated CDB	951,777	944,862	(6,915)
Total	1,650,694	1,641,922	(8,773)

	Notional SWAP	SWAP	MTM total (b)	Profit and Loss ((a)+(b))

IPCA CDB	678,597	(675,246)	2,440	582
Fixed rated CDB	951,209	(943,227)	7,566	651
Total	1,629,806	(1,618,473)	10,006	1,233
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks, Additionally, as the main financial assets and financial liabilities of the Company are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Company performs the hedging account effectiveness as each reporting date test and for the nine-month period ended September 30, 2024 and the year ended December 31, 2023, these tests were effective.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

28.Non-cash Transactions

	Nine-month period
	September 30, 2024	September 30, 2023

Non-cash investing activities
Property and equipment acquired through lease	3,981	53,643
MTM of financial assets	(22,464)	(176)

29.Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).
The PagSeguro Group believes that the financial instruments recognized in these consolidated interim financial statements at their carrying amount are substantially similar to its fair value. Regarding financial assets, they are comprised by accounts receivable from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform comprised of transactions approved by large financial institutions in the normal course of business. The financial investments are represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 in 2024.

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)
29. Fair value measurement (Continued)
The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of September 30, 2024:

	September 30, 2024
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	86,955	633,151	—
Financial investments	4,407,802	430,524	—
Accounts receivable	—	54,987,482	—
Derivative financial instruments		18,421
Other receivables	—	276,958	—
Judicial deposits	—	69,520	—
Receivables from related parties	—	31,912	—
Financial liabilities
Payables to third parties	—	10,886,903	—
Checking accounts		10,512,394
Trade payables	—	606,322	—
Trade payables to related parties	—	1,054,086	—
Banking issuances	—	23,689,351	—
Borrowings	—	2,971,325	—
Derivative financial instruments	—	16,445	—
Deferred revenue	—	153,147	—
Other liabilities	—	287,163	—

	December 31, 2023
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	654,363	2,244,697	—
Financial investments	3,308,583	—	—
Accounts receivable	—	42,900,983	—
Other receivables	—	198,416	—
Judicial deposits	—	50,992	—
Receivables from related parties	—	32,280	—
Financial liabilities
Payables to third parties	—	10,151,463	—
Checking accounts		11,382,924
Trade payables	—	513,920	—
Trade payables to related parties	—	476,804	—
Deposits	—	16,188,440	—
Derivative financial instruments	—	40,945	—
Borrowings	—	189,427	—
Deferred revenue	—	146,184	—
Other liabilities	—	262,074	—

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PagSeguro Digital Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023
(All amounts in thousands of reais unless otherwise stated)

30.Subsequent Events
In October 2024, the PagSeguro Group paid R$1.255 million related to two short-term borrowings contracted in September 2024.
In October 2024, the PagSeguro Group repurchased 602.642 shares in the total amount of R$27,234 and the average price of U$8,19.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2024

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer

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